UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

Commission File Number 0-20975

Cusip # 88033R205

NOTIFICATION OF LATE FILING

(Check One :) [ ] Form 10-K [ ]Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_____________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Tengasco, Inc.,
Full Name of registrant

Former name if applicable

603 Main Avenue
Address of principle [al executive office (STREET AND NUMBER)

Knoxville, TN 37902
City, state, and zip code

PART II

RULES 12-B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminate without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition

[X]	report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c ) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant is unable to meet the May 17, 2004 filing date. The Company requires additional time to finalize certain disclosures that will be included in the Form 10-Q, which will be filed within the extension period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth N. Miller	(212) 944-2200
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month’s or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

[ x] Yes [ ] No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of the results cannot be made.

See Attached Rider

Tengasco, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 2004

by :s/Richard T. Williams Richard T. Williams Chief Executive Officer

RIDER

The Company recognized $1,332,350 in oil and gas revenues from its Kansas Properties and the Swan Creek Field during the first three months of 2004 compared to $1,923,915 in the first three months of 2003. The decrease in revenues was due to a decrease in production from Kansas and Swan Creek oil sales and from gas sales in Swan Creek. Kansas gas sales also declined by approximately $130,297 due to an unusually high price received in March of 2003 of $8.64 per Mcf, as compared to $4.11 in 2004. The decrease in pipeline transportation revenues is directly related to the decrease in gas volumes in Swan Creek.

The Company realized a net loss attributable to common shareholders of $1,125,778 ($0.06) per share of common stock), during the first three months of 2004 compared to a net loss in the first three months of 2003 to common shareholders of $793,545 ($0.07) per share of common stock).

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12-b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with theSecurities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12-b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by Electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T§ 232.201 or § 232.202 of this chapter or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T § 232.13(b) of this Chapter.